United States securities and exchange commission logo





                         October 3, 2022

       Alexander P. Oxman
       Chief Financial Officer
       Iron Spark I Inc.
       125 N Cache St.
       2nd FL., Box 3789
       Jackson, WY 83001

                                                        Re: Iron Spark I Inc.
                                                            125 N Cache St.
                                                            2nd Floor, Box 3789
                                                            Jackson, WY 83001

       Dear Alexander P. Oxman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Alexander P. Oxman
FirstName
Iron Spark LastNameAlexander  P. Oxman
           I Inc.
Comapany
October    NameIron Spark I Inc.
        3, 2022
October
Page  2 3, 2022 Page 2
FirstName LastName
Form 8-K filed on September 30, 2022

Item 4.02-Non-Reliance on Previously Issued Financial Statements or Related Audit Report or
Completed Interim Report.

1. Please amend this filing to include a statement as to whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Babette Cooper at 202-551-3396 if you have questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction